Exhibit 99.1

[This is an English translation of the original issued in Japanese]

[NOTE] Earlyworks Co., Ltd. assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purpose only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

July 1, 2025

To shareholders

MR Building 3F, 5-7-11 Ueno, Taito-ku, Tokyo

Earlyworks Co., Ltd. (the “Company”)

CEO                 Satoshi Kobayashi

Notice of the Seventh Ordinary General Meeting of Shareholders

We would like to take this opportunity to thank you for your continued support.

Notice is hereby given that the Seventh Ordinary General Meeting of Shareholders of the Company will be held as described below.

If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the reference documents for the Seventh Ordinary General Meeting of Shareholders as described below, indicate your approval or disapproval of the proposals on the enclosed Voting Right Exercise Form, and return the form to us so that it reaches us by 6:00 p.m. on Wednesday, July 16, 2025 (JST).

1.	Date and Time	Thursday, July 24, 2025, 1:00 p.m. (JST) Reception starts at 12:30 p.m.

2.	Venue	MR Building 3F, 5-7-11 Ueno, Taito-ku, Tokyo

Conference room of our head office

3.	Objectives

	Matters to be reported	Business Report for the Seventh Fiscal Year (From May 1, 2024 to April 30, 2025)

Decisions

	Item No.1	Approval of Financial Statements for the Seventh Fiscal Year (From May 1, 2024 to April 30, 2025)

	Item No.2	Proposal for the Election of Four Directors

If you plan to attend the meeting, please submit the enclosed Voting Right Exercise Form to the receptionist at the meeting.

In the event of any revision to the reference documents for the General Meeting of Shareholders, the Business Report or the Financial Statements, the revised items will be posted on the Company’s website (address: https://e-arly.works/).

Important Notice Regarding Japanese GAAP Financial Information

The financial results for the fiscal year ended April 30, 2025 presented in the following business report and the accompanying Japanese generally accepted accounting principles (“GAAP”) financial statements and related notes are prepared solely in accordance with Japanese GAAP on a non-consolidated basis, have not been reviewed or audited under either the standards of the Public Company Accounting Oversight Board (“PCAOB”) or U.S. generally accepted auditing standards (“GAAS”), and do not present all information necessary for an understanding of the Company’s results of operations for the fiscal year ended April 30, 2025. Our U.S. GAAP results for the fiscal year ended April 30, 2025 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the Company’s independent auditor in accordance with the standards of the PCAOB, and may differ from the Japanese GAAP results for this period due to the completion of the Company’s financial closing procedures, the audit under the standards of the PCAOB, and other developments that may arise during the audit process.

The Company expects that its audited consolidated U.S. GAAP results for the fiscal year ended April 30, 2025, in addition to reflecting the consolidation of entities that is not reflected in the non-consolidated Japanese GAAP financial results, may differ from the Japanese GAAP results contained in the following business report and the accompanying Japanese GAAP financial statements and related notes.

The Japanese GAAP financial results included in the following business report have been prepared by and are the responsibility of the Company’s management. The Company’s independent U.S. auditor has not audited, reviewed, compiled, or performed any procedures with respect to the Japanese GAAP financial results presented in the following business report or the accompanying Japanese GAAP financial statements and related notes under either the standards of the PCAOB or U.S. GAAS. Accordingly, the Company’s independent U.S. auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the fiscal year ended April 30, 2025 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the U.S. Securities and Exchange Commission, and such financial information for 2025 contained in the Annual Report, including the Company’s audited financial statements and related notes prepared in accordance with U.S. GAAP, may differ from the Japanese GAAP financial information disclosed in the following business report and the accompanying Japanese GAAP financial statements and related notes. As such, this Japanese GAAP financial information should not be viewed as a substitute for the Company’s audited annual financial statements and related notes prepared in accordance with U.S. GAAP and is not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this Japanese GAAP information.

The discussion of financial results below is presented to our shareholders and holders of our American Depositary Shares (“ADSs”) solely for purposes of compliance with requirements under the Japanese Companies Act in connection with our seventh Ordinary General Meeting of Shareholders.

[This is an English translation of the original issued in Japanese]

[NOTE] Earlyworks Co., Ltd. assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purpose only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Business Report

(May 1, 2024 to
April 30, 2025)

1. Current Status of the Company

(1)	Status of Business in the 2025 Fiscal Year

①	Business Progress and Results

During the fiscal year under review, the Japanese economy saw a normalization of socio-economic activities following recovery from the COVID-19 pandemic. However, external factors such as persistently high inflation, unstable exchange rate fluctuations, rising energy and raw material prices, and prolonged geopolitical risks continued to exert pressure. In this environment, companies were required to reassess their operations and improve efficiency.

Amid these circumstances, our Company continued to actively plan, propose, design, and develop system solutions aimed at solving customer challenges. We also advanced the sophistication of our proprietary blockchain technology, Grid Ledger System (GLS), and developed related System Development Kits (SDKs), focusing on creating tangible use cases and reinforcing the structure necessary for broader social implementation of the technology.

In addition, we achieved multiple real-world applications of blockchain technology. These include collaboration with NTT DOCOMO on a metaverse service, expansion of development scale for national clients through partnership with POCKET RD, and the launch of a commercial application utilizing GLS through joint efforts with SCSK Corporation. Furthermore, we experienced an increase in both inquiries related to blockchain technology and the number of new clients, reflecting growing market recognition of our expertise and technological capabilities.

To strengthen our organizational structure and enhance our responsiveness to future business expansion and the increasingly diverse needs of our clients, we increased staffing across our sales, development, and administrative departments. We also established a new human resources department to bolster recruitment efforts. In parallel, we reinforced our business planning team, which is responsible for formulating and executing sales strategies, thereby laying a stronger foundation for proposal capabilities and internal business execution.

As a result of these initiatives, for the 2025 fiscal year, our net sales totaled 438 million yen (compared to 179 million yen in the previous fiscal year), operating loss was 252 million yen (compared to 499 million yen in the previous fiscal year), ordinary loss was 243 million yen (compared to 455 million yen in the previous fiscal year), and net loss was 244 million yen (compared to 456 million yen in the previous fiscal year).

Sales by Business Segment

(Unit: Million Yen)

Business Segment	Year 6 (April 2024) (2024 fiscal year)		Year 7 (April 2025) (2025 fiscal year)		Prior year comparison
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	% change
Blockchain Business	179	100%	438	100%	259	244.5%

②	Status of Capital Expenditures

Not applicable.

③	Status of Fundraising

Not applicable.

④	Status of Business Transfer, Absorption-Type Demerger, or Incorporation-Type Demerger

Not applicable.

⑤	Acquisition of other company’s business

Not applicable.

⑥	Succession to rights and obligations relating to the business of other corporations, etc., as a result of absorption-type merger or absorption-type split

Not applicable.

⑦	Acquisition or disposal of shares or other equity or stock options in other companies

Not applicable.

(2)	Assets and profit and loss

		Year 4 (Year ending April 30, 2022)	Year 5 (Year ending April 30, 2023)	Year 6 (Year ending April 30, 2024)	Year 7 (Year ending April 30, 2025 )
Sales	(Million Yen)	467	41	179	438
Ordinary income(△Loss)	(Million Yen)	98	△594	△455	△243
Net Income(△Loss)	(Million Yen)	85	△585	△456	△244
Net income per share (△Loss)	(Yen)	6.17	△43.97	△31.54	△16.18
Total Asset	(Million Yen)	744	250	564	202
Total Shareholder’s Equity	(Million Yen)	59	9	336	92
Shareholder’s Equity per share	(Yen)	42.94	0.03	21.69	6.10

(3)	Issues to be addressed.

1	Strengthening of management and internal control systems

We have continued our efforts from the previous fiscal year to strengthen our governance framework that supports transparent and fair decision-making as well as sustainable growth. In particular, we have promoted the internalization of compliance awareness and reinforced our organizational foundation by continuously conducting educational programs and study sessions within each department. However, in anticipation of future business expansion and an increase in personnel, we recognize the need to further enhance our management, risk management, and compliance systems. To this end, we consider it a pressing issue to build a more effective structure by recruiting personnel with expertise and practical experience in areas such as corporate management, internal controls, and governance. In parallel, we aim to reinforce our organizational systems through the formalization of decision-making processes and the revision of operational rules to prepare for future growth.

2	Strengthening the development system by securing and training personnel

We recognize that securing and developing skilled engineers for new system development, as well as specialists in marketing and other areas to drive business growth, remain critical management challenges. In the 2025 fiscal year, we successfully recruited international talent, enhancing our development capabilities with a global perspective. However, securing and nurturing talent over the medium to long term continues to be an issue. We will persist in our efforts to improve employee retention and to cultivate and attract professionals with both specialized expertise and adaptability.

3	Strengthening the sales structure

Operating with a lean and highly skilled development team, we continue to prioritize the recruitment and development of technical personnel to build a structure capable of supporting business expansion and increasingly diverse functional requirements. In the 2025 fiscal year, we continued recruitment activities aimed at securing personnel with strong planning and proposal capabilities. Additionally, we expanded our sales team, which has led to enhanced proposal and customer service capabilities. Moving forward, we will strengthen the integration of our development, planning, and sales functions to build an organization capable of delivering sustainable value.

4	Challenges in Strengthening the IR Framework and Maximizing the Outcomes of R&D Investments

In the fiscal year under review, the Company recorded research and development (R&D) expenses of 43,252 thousand yen with the aim of establishing a sustainable medium- to long-term revenue base to support future growth, and has focused on securing technological improvements. On the other hand, there remains room for improvement in the Company’s investor relations (IR) framework, particularly in terms of effectively communicating the outcomes of these development activities, as well as the Company’s vision and business strategies to external stakeholders. Establishing ongoing dialogue with investors and improving the quality and frequency of information disclosure are recognized as key challenges. The Company aims to enhance corporate value through the strategic implementation of IR activities.

(4)	Principal business activities (as of April 30, 2025)

Business segment	Business activities
Blockchain business	Development of systems and design/provision of Web3 solutions utilizing our proprietary blockchain infrastructure, “Grid Ledger System”

(5)	Principal offices and plants (as of April 30, 2025)

Head office	Taito-ku, Tokyo

(6)	Status of employers (as of April 30, 2025)

Business segment	Number of employees	Change from the end of previous fiscal year
Blockchain business	20 employees	5 employees

(7)	Principal lenders (as of April 30, 2025)

Lender	Loan amount
Kiraboshi Bank, Ltd.	24 million Yen
The Shoko Chukin Bank, Ltd	24 million Yen

(8)	Other important matters relating to the current status of the Company

Not applicable.

2. Shares (as of April 30, 2025)

(1) Total number of shares authorized to be issued	55,300,000 shares

(2) Total number of shares issued	15,076,900 shares

(3) Number of shareholders	29 members

(4)	Major shareholders

Shareholder Name	Number of shares held	Shareholding ratio
Satoshi Kobayashi	5,462,265 shares	36.22%
The Bank of New York Mellon	5,128,700	34.01
Themis Capital LLC	4,000,000	26.53
Tomokazu Saito	60,700	0.40
Kenji Ishida	53,000	0.35
Diamond Management Inc.	33,000	0.21
Yoshihisa Suzuki	31,200	0.20
IX LLC	29,800	0.19
Yasutomo Toyofuku	26,400	0.17
Tomoaki Akai	25,000	0.16

(Note) The Bank of New York Mellon holds shares in the Company as a depositary bank for the purpose of issuing American Depository Receipts.

3. Stock Options, etc.

(1)	Stock options granted as compensation for the execution of duties held by the Company’s directors and officers at the end of the 2024 fiscal year.

1st Stock Options
	Date of resolution to issue	February 5, 2019
	Number of stock options	200
	Stock options ● type and number of shares to be issued	Ordinary shares 1,000,000 shares (5,000 shares per stock option)
	Amount to be paid for stock options	No payment is required in exchange for stock options.
	Value of assets to be contributed upon exercise of stock options	Per stock option 2 JPY (0.0004 JPY per share)
	Exercise period	March 1, 2021 to February 28, 2029.
	Conditions for exercise	(Note 1)
Directors’ holdings	Directors(excluding independent directors)	Number of stock options Number of shares to be issued Number of holders	200 1,000,000 shares 1 member
	Independent directors	―
	Company auditors	―

Note 1

①	Holders of stock options must hold the position of director, auditor or employee of the Company or its subsidiaries at the time of exercising their rights. However, this shall not apply if the Company’s board of directors (the “Board of Directors”) considers that there is a justifiable reason.

②	In the event of the death of a stock option holder, the exercise of stock options by his/her heirs shall not be permitted.

Note 2

Due to the 50-for-1 stock split executed on July 16, 2019 and the 100-for-1 stock split executed on October 26, 2021, the “number of shares to be issued upon exercise of stock option” and “value of assets to be contributed upon exercise of stock option” have been adjusted.

(2)	Stock options issued to employees, etc. as compensation for execution of duties during the 2024 fiscal year

Not applicable

(3)	Other matters related to stock options to shares, etc.

At the Ordinary General Meeting of Shareholders on July 1, 2019, the Company resolved to issue the following stock options to Shohei Samata, the trustee of the Trust for Market Value Issuance Stock options, which were granted on July 3, 2019. The second series of stock acquisition rights included a condition in its terms of issuance stipulating that the rights would be extinguished if the stock price were to fall below 50 yen at any point during the exercise period—from July 4, 2019, to July 3, 2029. As the Company’s stock price fell below 50 yen on August 12, 2024, these stock acquisition rights have been extinguished.

2nd Stock Options

Number of stock options	20,000
Class and number of shares to be issued upon exercise of stock options	Ordinary shares 2,000,000 shares
Amount to be paid for stock options	10,000,000 yen
Issue price amount of stock options	110 yen per share
Amount to be paid upon exercise of stock options	5,000 yen per share
Exercise period between stock options	From July 4, 2019 to July 3, 2029
Increase in capital stock and capital reserve	1

The amount of capital to be increased in the event of the issuance of shares upon the exercise of these stock options shall be half of the maximum amount of increase in capital, etc., calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations. Any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest one yen.

	2	The amount of capital reserve to be increased in the event of the issuance of shares upon the exercise of the stock options shall be the amount obtained by subtracting the amount of capital to be increased as set forth in ①above from the maximum amount of increase in capital, etc. as set forth in ①above.
Matters concerning transfer of stock options to shares	The approval of the Board of Directors shall be required.
Conditions for exercise of stock options to shares (Note 1)	(Note 1)

Note 1	①	The person who has been allocated the stock options (hereinafter referred to as the “Trustee”) shall not be able to exercise the stock options, and except as otherwise provided in this provision, only the person who has been granted the stock options by the Trustee (hereinafter referred to as the “Stock Option Holder”) shall be able to exercise the stock options.

②	The Stock Option Holder shall only be unable to exercise the stock options if any of the following events occur between the grant date of the stock options and the expiration date of the exercise period.

(a) When ordinary shares of the Company are issued at a price below 50 yen (provided that the price shall be appropriately adjusted in the same manner as the exercise price in the event of a stock split or reverse stock split by the Company), excluding cases where the payment amount is considered a “specially favorable amount” as defined in Article 199, Paragraph 3, and Article 200, Paragraph 2 of the Companies Act, cases where the price is deemed different from the market price of the ordinary shares, and cases where such issuance is by allotment to shareholders, etc.

(b) When stock options are issued with an exercise price below 50 yen (provided that the price shall be appropriately adjusted in the same manner as the exercise price in the event of a stock split or reverse stock split by the Company), except in cases where the exercise price is set at a price different from the market price of the Company’s ordinary shares at the time of issuance.

(c) When transactions, including sales, are conducted at a price below 50 yen (provided that the price shall be appropriately adjusted in the same manner as the exercise price in the event of a stock split or reverse stock split by the Company) if the Company’s ordinary shares, which are the subject of the stock options, are not listed on any securities exchange in Japan, except in cases where the transactions are conducted at a significantly lower price than the market price at the time of the transaction for purposes such as capital policy.

(d) When the Company’s ordinary shares, which are the subject of the stock options, are listed on any securities exchange in Japan and the closing price of the Company’s ordinary shares in regular trading on such exchange falls below 50 yen (provided that the price shall be appropriately adjusted in the same manner as the exercise price in the event of a stock split or reverse stock split by the Company) after the listing date.

③	The Stock Option Holder must be a director, auditor, employee, advisor, or an external collaborator such as an outside consultant or contractor of the Company or its subsidiaries or affiliates at the time of exercising the stock options. However, this requirement does not apply if the Company’s Board of Directors acknowledges that the holder has resigned due to the expiration of their term, retired due to reaching retirement age, or for other legitimate reasons.

④	The exercise of the stock options by the heirs of the Stock Option Holder is not permitted.

⑤	The stock options cannot be exercised if such exercise would result in the total number of issued shares of the Company exceeding the authorized number of shares at that time.

⑥	Fractions of a stock option cannot be exercised.

Note 2

On April 30, 2024, the trustee for the 1,000 stock acquisition rights of the second series (A02) was changed to Kotaeru Trust Co., Ltd. through the execution of a new trust agreement.

4. Corporate Officers

(1)	Directors and Company Auditors (as of April 30, 2025)

Position in the Company	Name	Responsibilities and Important Concurrent Positions
Representative Director	Satoshi Kobayashi	CEO
Director	Hiroki Yamamoto	CTO in charge of System Development Dept.
Director	Masahiro Tominaga	Representative director, Dizzy Co.
Director	Kiyomitsu Takayama	Chairman, Pendo.io Japan Senior Fellow, Josys Inc. Vice President APAC, DeepL SE Japan Digital Adoption Association, Representative Director
Full-time Auditor	Shinpei Ogose	Shinpei Ogose CPA office Representative director, Tokyo Global Consulting Inc.
Auditor	Koichi Goto	Auditor, KakaoPiccoma Inc. Company auditor, Walklog Inc.
Auditor	Masaaki Aono	Partner, CrossOver Law Offices in Japan Outside director, and audit and supervisory committee member, Halmek Holdings Inc

Note

1. Directors Mr. Masahiro Tominaga and Mr. Kiyomitsu Takayama are independent directors.

2. Auditors Mr. Shinpei Ogose, Mr. Koichi Goto, and Mr. Masaaki Aono are outside company auditors.

3. Full-time Auditor Mr. Shinpei Ogose is a certified public accountant.

4. Auditor Mr. Koichi Goto has considerable knowledge of finance and accounting.

5. Auditor Mr. Masaaki Aono is a qualified lawyer.

6. Director Mr. Masanori Gomita resigned and left his position on November 1, 2024. At the time of resignation, he concurrently held the following key positions: representative director of JWS Japan White Spread, chairman of the board of Create Management Association Co., Ltd., and representative employee of Peer Pressure LLC.

(2)	Outline of the contents of the liability limitation agreement

Our Company has entered into agreements with independent directors Mr. Masahiro Tominaga and Mr. Kiyomitsu Takayama as well as outside company auditors Mr. Shinpei Ogose, Mr. Koichi Goto, and Mr. Masaaki Aono, that limit their liability to the minimum liability amount stipulated in Article 425, Paragraph 1 of the Companies Act, provided that they act in good faith and without gross negligence in the performance of their duties.

Additionally, we had a similar limited liability agreement with Director Mr. Masanori Gomita, who resigned on November 1, 2024.

(3)	Summary of the contents of the indemnity agreement, etc.

Pursuant to Article 430-2, Paragraph 1 of the Companies Act, the Company has entered into an indemnification agreement with each of the directors and corporate auditors listed in (1) above, under which the Company indemnifies them for the expenses listed in Paragraph 1 and losses listed in Paragraph 2 to the extent permitted by law.

The Company had also entered into a similar indemnification agreement with Mr. Masanori Gomita, Company Director, who resigned as of November 1, 2024.

(4)	Summary of contents of directors’ and officers’ liability insurance policy, etc.

The Company has maintained a directors’ and officers’ liability insurance policy with an insurance company as stipulated in Article 430-3, Paragraph 1 of the Companies Act. The policy covers all directors, executive officers, and company auditors of the Company, and the insured does not bear the premiums. The policy provides indemnification for legal damages and dispute expenses in the event of a claim for damages arising out of acts (including omissions) performed by the insured in his/her capacity as an insured. Measures are taken to ensure that the appropriateness of the execution of duties by officers, etc. is not impaired by setting a limit on the amount of compensation to be paid.

(5)	Remuneration for Directors and Auditors

①	Total amount of compensation, etc. for the 2025 fiscal year

	Total amount of remuneration, etc	Total amount of remuneration, etc. by type			Subject
		Basic remuneration	Performance-linked compensation, etc	Non-monetary compensation, etc	Number of directors
Directors	34 million yen	34 million yen	－	－	5
(Independent Directors）	(9)	(9)			(3)
Auditor	8	8	－	－	3
(Independent Auditors)	(8)	(8)			(3)
Total	43	43	－	－	8
(Independent Directors and Auditors)	(18)	(18)			(6)

Note

1. The above includes one independent director who resigned during the 2025 fiscal year.

2. The amount of remuneration for directors does not include salaries for directors who also serve as employees.

3.The amount of monetary remuneration for directors was resolved to be within 180 million yen per year (of which, up to 30 million yen per year for independent directors) at the 2nd Annual General Meeting of Shareholders held on July 28, 2020 (excluding salaries for directors who also serve as employees). At the conclusion of the 2020 shareholders’ meeting, the number of directors was six (of which, one was an independent director).

4.The amount of monetary remuneration for company auditors was resolved to be within 18 million yen per year at the 1st Annual General Meeting of Shareholders held on July 1, 2019. At the conclusion of the 2019 shareholders’ meeting, the number of company auditors was three.

5.The Board of Directors has delegated the decision on the amount of base remuneration for each director to Representative Director CEO Satoshi Kobayashi. The reason for this delegation is that the Representative Director CEO is deemed suitable to evaluate each director, taking into consideration the overall performance of the company.

(6)	Matters Related to Independent Directors and Outside Company Auditors

①	Status of Significant Concurrent Positions in Other Corporations, and Relationship Between Our Company and Such Other Corporations

●	Director Masahiro Tominaga is the representative director of Dizzy Co., but there is no special relationship between our Company and Dizzy Co.

●	Director Kiyomitsu Takayama is Chairman, Pendo.io Japan, Senior Fellow, Josys Inc. , Vice President APAC, DeepL SE and Japan Digital Adoption Association, Representative Director but there is no special relationship between our Company and these companies.

●	Director Masanori Gomita is representative director of JWS Japan White Spread, chairman of the board of Create Management Association and Representative employee of Peer Pressure LLC, but there is no special relationship between our Company and these entities.

●	Full time auditor Shinpei Ogose is the head of Shinpei Ogose CPA office, representative director of Tokyo Global Consulting Inc. , but there is no special relationship between our Company and these entities.

●	Auditor Koichi Goto is the auditor of KakaoPiccoma Inc. and company auditor of Walklog, but there is no special relationship between our Company and these entities.

●	Auditor Masaaki Aono is a partner of CrossOver Law Offices in Japan and outside director and audit and supervisory committee member at Halmek Holdings Inc., but there is no special relationship between our Company and these entities.

②	Major activities during the 2025 fiscal year

Summary of attendance and statements made, and duties performed with respect to the role expected of an independent director
Director	Masahiro Tominaga	He attended 12 out of 13 meetings of the Board of Directors held during the 2025 fiscal year. At the Board of Directors meetings he attended, he made comments as appropriate from an overall management perspective based on his extensive experience and broad insight as a corporate manager.
Director	Kiyomitsu Takayama	He attended all the 13 meetings of the Board of Directors held during the 2025 fiscal year. At the Board of Directors meetings he attended, he made comments as appropriate from an overall management perspective based on his extensive experience and broad insight as a manager of a foreign-affiliated company.
Director	Masanori Gomita	He attended all 7 meetings of the Board of Directors held prior to his resignation in the 2024 fiscal year. At the Board of Directors meetings he attended, he made comments as appropriate from an overall management perspective based on his extensive experience and broad insight as a corporate manager.
Company Auditor	Shinpei Ogose	He attended all 13 meetings of the Board of Directors and all 13 meetings of the Board of Company Auditors held during the 2025 fiscal year. At the Board of Directors meetings and Board of Company Auditors meetings he attended, he made comments as appropriate, mainly from his professional perspective as a certified public accountant.
Company Auditor	Koichi Goto	He attended all 13 meetings of the Board of Directors and all 13 meetings of the Board of Company Auditors held during the 2025 fiscal year. At the Board of Directors meetings and Board of Company Auditors meetings he attended, he made comments as appropriate based on his extensive experience and knowledge, mainly with respect to finance and accounting.
Company Auditor	Masaaki Aono	He attended all 13 meetings of the Board of Directors and all 13 meetings of the Board of Company Auditors held during the 2025 fiscal year. At the Board of Directors meetings and Board of Company Auditors meetings he attended, he made comments as appropriate, mainly from his professional perspective as an attorney-at-law.

5. System to ensure the appropriateness of business operations and the status of operation of such system

(1)	Systems to ensure that the execution of duties by directors and employees complies with laws and regulations and the Articles of Incorporation (Article 362, Paragraph 4, Item 6 of the Companies Act, Article 100, Paragraph 1, Item 4 of the Rules of the Company)

1	Maintain a collection of corporate regulations (including the Articles of Incorporation) that are accessible to directors and employees at all times, and ensure that these regulations are a prerequisite for corporate activities.

2	Appoint independent directors to maintain and improve the supervisory function of the Board of Directors.

3	Conduct internal audits and audits by company auditors to confirm that the execution of duties is in compliance with laws and regulations and the Articles of Incorporation.

4	As a measure to ensure and raise awareness of compliance, the Company will hold training sessions for directors and employees on the basics of compliance and information management essential for business operations, and conduct ongoing education and dissemination activities.

5	The Company shall establish regulations to ensure the effectiveness of the internal reporting system and set up a contact point to receive reports and consultations regarding compliance violations and possible violations related to business execution.

(2)	System for the storage and management of information related to the execution of duties by directors (Article 100, Paragraph 1, Item 1 of the Companies Act Enforcement Regulation)

1	Documents and other information related to the execution of duties shall be stored and managed in accordance with laws, regulations, and internal rules including the Document Management Rules. The storage and management system shall be reviewed as necessary.

2	The Company shall establish a storage and management system that enables directors and company auditors to immediately inspect the above documents and other items when necessary for the performance of their duties.

(3)	Regulations and Other Systems for Managing the Risk of Loss (Article 100, Paragraph 1, Item 2 of the Companies Act Enforcement Regulation）

1	Establish and implement compliance policies and risk management committee rules for the prevention of loss risks (hereinafter referred to as “risks”) and the handling of occurred risks, and provide education to employees.

2	Each director and officer in charge shall identify risks within their respective areas of responsibility, continuously monitor the situation, and regularly report to the board of directors.

3	Conduct internal audits by internal auditors and address any findings appropriately and promptly.

(4)	Systems to Ensure Efficient Execution of Duties by Directors (Article 100, Paragraph 1, Item 3 of the Companies Act Enforcement Regulations)

1	Establish and operate regulations related to the execution of duties, including job authority regulations.

2	Place a director or officer in charge in each organizational unit, who will execute duties with the designated authority and report the status of duty execution to the board of directors monthly.

3	Check the content of business execution among decision-makers at each level based on the approval regulations and ensure that a restraining function works during the execution phase.

4	The representative director and executive directors hold meetings to share management conditions, understand the activity status of each organization, and improve the efficiency of their own business execution.

(5)	Systems to Ensure Proper Business Operations in Our Company (Article 100, Paragraph 1, Item 5 of the Companies Act Enforcement Regulations)

1	Ensure that business execution complies with laws and articles of incorporation, and establish internal regulations including organizational and job responsibility regulations to ensure propriety and efficiency in operations.

2	To ensure the conformity of the performance of duties by directors and employees, internal audits shall be conducted in accordance with the Internal Audit Regulations. In addition, the internal audit manager shall exchange information with company auditors and auditing firms as necessary, and conduct internal audits in an efficient manner.

(6)	Matters related to employees requested by auditors to assist in their duties (Article 100, Paragraph 3, Item 1 of the Companies Act Enforcement Regulations).

1	At the request of the Company Auditors, the Board of Directors shall, upon consultation with the Company Auditors, appoint assistants to the Company Auditors to assist them in their audit duties.

(7)	Matters Related to the Independence of Assistant Auditors from Directors (Article 100, Paragraph 3, Item 2 of the Companies Act Enforcement Regulations)

1	Assistant auditors shall assist in the audit tasks under the direction and command of the auditors

2	The appointment, transfer, personnel evaluation, and discipline of the assistant auditors shall be conducted with the consent of the auditors to ensure independence from the directors.

(8)	Matters related to ensuring the effectiveness of instructions to assistants for auditors (Article 100, Paragraph 3, Item 3 of the Companies Act Enforcement Regulations).

1	Directors and employees shall be thoroughly informed that assistant auditors follow the directions and commands of the auditors.

(9)	Systems for directors and employees to report to auditors and to ensure that they are not treated unfavorably for making such reports (Article 100, Paragraph 3, Items 4 and 5 of the Companies Act Enforcement Regulations)

1	Directors and employees shall report to the auditors upon request and shall also report significant matters such as the status of duty execution and facts that have a significant impact on management in a timely and appropriate manner directly to the auditors or the board of auditors or through relevant departments, thereby sharing information with the auditors.

2	Auditors shall attend important meetings such as the board of directors meetings and share information on agenda items.

3	Approval documents shall be made available for auditors to view at any time, ensuring that the status of business execution is continuously shared.

4	In accordance with the internal reporting regulations, those who make the reports specified in the preceding three items shall not be treated unfavorably for making such reports.

(10)	Matters related to the policy for handling expenses and other costs arising from the execution of duties by auditors（Article 100, Paragraph 3, Items 6 of the Companies Act Enforcement Regulations）

1	When an auditor makes a claim for expenses incurred in the execution of their duties, the expenses shall be promptly processed for settlement unless it is determined that the expenses are not necessary for the execution of the auditor’s duties.

(11)	Other systems to ensure that audits by auditors are conducted effectively（Article 100, Paragraph 3, Item 7 of the Companies Act Enforcement Regulations）

1	Auditors shall attend the board of directors meetings and establish a system to always stay informed about the progress of business operation.

2	Establish regular liaison meetings with internal auditors and accounting auditors to deepen cooperation and ensure effective auditing.

(12)	Systems to ensure the reliability of financial reporting（Article 24, Paragraph 4, Item 4 of the Financial Instruments and Exchange Act）

1	Position the establishment of internal control systems to ensure the reliability of financial reporting as one of the most important management issues and promote the reliability of financial reporting.

2	Build systems that enable internal controls to function effectively, manage to reduce the risk of false statements in financial reports, and prevent them in advance.

3	In order to ensure the reliability of financial reporting, an assessment team, with the internal auditor serving as the core, shall continuously assess the risks of business processes and report the assessment results to the President and Representative Director.

4	As necessary, establish and operate various regulations while considering compliance with relevant laws and regulations, such as the Financial Instruments and Exchange Act.

<Basic Policy and Status of Measures to Eliminate Anti-Social Forces>

During the 2024 fiscal year, the Board of Directors met 21 times to fully deliberate on each agenda item, report on the status of business execution by directors, and engage in a lively exchange of opinions.

Furthermore, we conduct internal training for our employees to eliminate any connections with anti-social forces and collaborate with external professional organizations such as lawyers to prevent harm caused by such forces. Additionally, we are a member of the “Federation for the Prevention of Special Violence,” where we gather information on anti-social forces and implement appropriate response methods for unjust demands, thereby striving to establish a preparedness system for any eventualities.

<Overview of the Operation Status of Systems to Ensure Proper Business Operation >

Our Company, based on the “Basic Policy on Internal Control Systems,” has implemented the following specific measures:

(1)	Status of Important Meetings Held

In the 2024 fiscal year, the board of directors met 21 times, with sufficient deliberation on each agenda item and reports on the status of the directors’ business execution, leading to active exchanges of opinions.

(2)	Compliance and Risk Management Efforts

To ensure thorough compliance awareness, regular training is conducted. Company-wide education on information security and compliance has been provided. The Internal Audit Department includes the compliance with laws, articles of incorporation, and internal regulations as audit items to confirm that the Company’s operations are being conducted properly. From a risk management perspective, an internal reporting system has been established to detect compliance violations. If any compliance violations occur, countermeasures are formulated and company-wide alerts are issued.

(3)	Audit System of Company Auditor

In the 2025 fiscal year, the board of auditors met 13 times and conducted audits based on the audit plan established by the board of auditors. In addition to attending the 13 board of directors meetings held during the fiscal year, full-time auditors attended executive meetings to audit the directors’ business execution. To enhance the effectiveness of the audits, the board of auditors exchanges information with the head of the management department and conducts interviews with the representative director as needed

Statutory Financial Statements Prepared in Accordance with Japanese GAAP

[Note] The statutory financial statements and related notes on the following pages have been prepared in accordance with Japanese GAAP. These results may differ in material respects from our audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The attached financial statements and related notes are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting. See “Important Notice Regarding Japanese GAAP Financial Information” above.

Balance Sheet

(As of April 30, 2025)

(Unit: Thousand Yen)

Account Item	Amount	Account Item	Amount
(Asset)		(Debt)
Current Assets	138,610	Current Liabilities	77,091
Cash and Deposits	102,062	Long-term Loans Payable within One Year	15,204
Accounts Receivable	24,243	Accounts payable	27,207
Prepaid Expenses	9,776	Accrued Consumption Taxes	12,239
Accounts Receivable - Other	0	Accrued Corporate Taxes	950
Cryptocurrencies	203	Provision for Bonuses	3,003
Accrued Refundable Corporate Taxes	8	Accrued Expenses	16,360
Deposits	2,316	Deposits Received	2,125
Fixed Assets	64,365	Fixed Liabilities	33,859
Tangible Fixed Assets	505	Long-term debt	33,859
Buildings	0	Total Debt	110,950
Tools, Furniture, and Fixtures	505	(Shareholder’s equity)
Intangible Fixed Assets	28,620	Capital stock	89,867
Software	28,620	Capital	50,000
Investments and Other Assets	35,240	Capital surplus	1,325,236
Investments in Capital	10	Capital reserve	100,958
Lease and Guarantee Deposits	35,230	Other capital surplus	1,224,278
		Earned surplus	△1,285,369
		Other retained earnings	△1,285,369
		Retained earnings carried forward	△1,285,369
		Stock options	2,158
		Total Shareholder’s equity	92,026
Total Asset	202,976	Total Liabilities and Shareholder’s equity	202,976

Income Statement

(From May 1, 2024

To April 30, 2025)

(Unit: Thousand)

Account Item	Amount
Sales		438,447
Cost of Sales		213,529
Gross Profit		224,918
Selling, General and Administrative Expenses		477,005
Operating Loss (△)		△252,087
Non-operating Income
Interest Income	54
Subsidy Income	21,255
Others	1	21,310
Non-operating Expenses
Interest Expenses	1,770
Foreign Exchange Loss	10,301
Others	240	12,313
Ordinary Loss (△)		△243,090
Loss before Income Taxes (△)		△243,090
Corporate, Inhabitant, and Business Taxes		950
Net Loss (△)		△244,040

Statement of Changes in Shareholders’ Equity

(From May 1, 2024

To April 30, 2025)

(Unit: Thousand)

	Capital Stock
		Capital Surplus			Earned Surplus
					Other Retained Earnings
	Capital	Capital Reserve	Other Capital Surplus	Capital Surplus	Retained Earnings Carried Forward	Earned Surplus	Shareholders’ Equity	Stock Options	Total Shareholders’ Equity
Beginning Balance	50,000	100,958	1,224,278	1,325,236	△1,041,328	△1,041,328	333,907	2,158	336,066
Changes during the Period
Net Income for the Period					△244,040	△244,040	△244,040		△244,040
Total Changes during the Period	-	-	-	-	△244,040	△244,040	△244,040	-	△244,040
Ending Balance	50,000	100,958	1,224,278	1,325,236	△1,285,369	△1,285,369	89,867	2,158	92,026

Individual Notes Table

1.	Notes on Matters Related to Significant Accounting Policies

(1)	Depreciation Method for Fixed Assets

Tangible Fixed Assets: Buildings and building fixtures are depreciated using the straight-line method, while tools, furniture, and fixtures are depreciated using the declining balance method

The main useful lives are as follows:

Buildings and building fixtures: 2 years

Tools, furniture, and fixtures: 2 to 4 years

Intangible Fixed Assets: Amortized using the straight-line method. For internally used software, the straight-line method is applied based on an estimated useful life of five years, corresponding to the expected internal usage period.

(2)	Basis for Provision Recording

Provision for Bonuses: To cover the payment of bonuses to employees, the amount expected to be paid is recorded in proportion to the applicable fiscal year

(3)	Other Significant Matters for the Preparation of Financial Statements

Accounting for Consumption Taxes: The accounting treatment for consumption tax and local consumption tax is based on the tax-excluded method.

2.	Notes Related to the Balance Sheet

Accumulated Depreciation of Tangible Fixed Assets	15 million Yen

3.	Notes to the Statement of Changes in Shareholders’ Equity

(1)	Types and Number of Issued Shares as of the End of the Fiscal Year

Ordinary Shares	15,076,900 shares

(2)	Class and number of shares to be issued or transferred upon exercise of stock options (excluding those for which the first day of the exercise period has not arrived) as of the end of the 2024 fiscal year

Ordinary Shares	1,020,000 shares

4.	Notes on Per Share Information

(1) Net Assets per Share	6.10 Yen
(2) Net Loss per Share	△16.18 Yen

Audit Report by the Board of Auditors

Audit Reports

The Board of Auditors has deliberated on the audit reports prepared by each auditor regarding the execution of duties by the directors for the Seventh fiscal year from May 1, 2024, to April 30, 2025, and has prepared this audit report as follows:

1.	Methods and Content of Audits by the Auditors and the Board of Auditors

The Board of Auditors established the audit policies and the division of duties and received reports on the implementation status and results of audits from each auditor. Additionally, we received reports on the execution of duties from the directors and others, and requested explanations as necessary.

Each Company Auditor, in accordance with the auditing standards for company auditors established by the Board of Company Auditors and in accordance with the auditing policy, assignment of duties, etc., communicated with the Directors, management and other employees, etc., made efforts to collect information and improve the auditing environment, attended the Board of Directors meetings and other important meetings, received reports from the Directors and employees, etc. on the status of execution of their duties, requested explanations as necessary, and investigated the business and financial conditions at the head office. We also attended meetings of the Board of Directors and other important meetings, received reports from Directors and employees regarding the execution of their duties, requested explanations as necessary, perused important approval documents, etc., and investigated the status of operations and assets at the head office.

With respect to the system to ensure that the execution of duties by directors complies with laws, regulations, and the Articles of Incorporation, as stipulated in Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act, we received regular reports from directors, employees, and others regarding the development and operation of such system (internal control system), which was established based on the relevant resolution of the Board of Directors. We also requested explanations and expressed our opinions as necessary.

Based on the above methods, we have examined the business report and its supporting schedules for the 2024 fiscal year.

Furthermore, we examined the accounting books and related documents, and reviewed the financial statements (balance sheet, income statement, statement of changes in shareholders’ equity, and individual notes) and their supplementary schedules for the relevant fiscal year.

2.	Audit Results

(1)	Results of Audits of the Business Reports

1	The business report and its supplementary schedules are deemed to correctly reflect the Company’s status in accordance with laws and the articles of incorporation.

2	No fraudulent acts or significant facts violating laws or the articles of incorporation related to the execution of duties by the directors were recognized.

3	The contents of the resolution by the Board of Directors regarding the internal control system are deemed appropriate. Furthermore, with respect to the descriptions in the business report concerning the internal control system and the execution of duties by directors, no matters requiring special mention have been identified.

(2)	Results of Audits of the Financial Statements and Their Supplementary Schedules

The financial statements and their supplementary schedules are deemed to fairly present the Company’s financial position and results of operations in all material respects.

June 25, 2025

Board of Auditors, Early Works Co., Ltd.

Full-time Auditor	Shinpei Ogose	㊞
Auditor	Koichi Goto	㊞
Auditor	Masaaki Aono	㊞

Reference Documents for the General Meeting of Shareholders

Proposal No. 1: Approval of Financial Statements for the Seventh Fiscal Year (From May 1, 2024 to April 30, 2025)

In accordance with Article 438, Paragraph 2 of the Companies Act, we request your approval of the financial statements for the seventh fiscal year. The details of the proposal are as stated in the provided documents. The board of directors has determined that the financial statements for the seventh fiscal year accurately reflect the Company’s assets and profit/loss status in accordance with laws and the articles of incorporation.

Proposal No. 2: Election of Four Directors

Pursuant to Article 332, Paragraph 7, Item 3 of the Companies Act of Japan, the terms of office of all four current directors will expire at the conclusion of this General Meeting of Shareholders. Accordingly, we propose the re-election of four directors.

The candidates for director are as follows:

Candidate number	Date of Birth	Biography, Position and Responsibilities at the Company
1	Satoshi Kobayashi October 4, 1985	April 2004 Served at Osaka City Hall
January 2013 Joined Pasona Inc.
July 2017 Established FEELO Inc. and was appointed Representative Director
May 2018 Co-founded the Company and was appointed as Representative Director and CEO (currently serving)
(Status of Significant Concurrent Positions) -
2	Hiroki Yamamoto December 14, 1990	April 2013 Joined SUNPLANSOFT CO.,LTD
May 2018 Co-founded the Company and was appointed as Director and CTO (current position)
(Status of Significant Concurrent Positions) -
3	Masahiro Tominaga October 14, 1978	April 2001 Joined Nihon Densan Inc.
December 2001 Joined Trafficgate, Ltd. (now LinkShare Japan K.K.)
January 2003 Joined Unimedia Inc.
December 2007 Was appointed Director, Unimedia Inc.
December 2012 Was appointed Executive Vice President, Unimedia Inc.
December 2016 Established Dizzy Co., Ltd.
November 2018 Was appointed Representative Director, Dizzy Co., Ltd. (currently serving)
July 2019 Was appointed Independent Director, the Company (currently serving)
(Status of Significant Concurrent Positions) Representative Director, Dizzy Co., Ltd.
4	Kiyomitsu Takayama November 29, 1975	April 1999 Joined Nihon Unisys, Ltd.
May 2005 Joined Omniture K.K. (now Adobe Systems Co., Ltd.)
April 2007 Was appointed Head of Channel Sales, Omniture K.K.
July 2012 Joined Cloudera, Inc., was appointed Head of Sales
February 2014 Joined Box Japan K.K.
April 2015 Was appointed Executive Officer & Head of Sales Division Box Japan K.K.
April 2018 Was appointed Senior Executive Officer, Head of Enterprise Sales Division 1 & Channel Sales Division, Box Japan K.K.
April 2020 Was appointed Vice President, Global at Box Japan K.K.; concurrently served as Head of Financial & Public Sector Sales, Head of Channel Sales, and Head of Renewal Sales
November 2020 Joined Pendo.io Japan K.K. as Global Vice President & Country Manager Japan
February 2021 Was appointed Independent Director of the Company (currently serving)
September 2023 Was appointed CRO, Josys, Inc. Was appointed Representative Director, Japan Digital Adoption Association
April 2025 Was appointed Vice President, APAC, DeepL SE
May 2025 Was appointed Senior Fellow, Josys Inc.
(Status of Significant Concurrent Positions) Chairman, Pendo.io Japan Senior Fellow, Josys Inc. Vice President APAC, DeepL SE Representative Director , Japan Digital Adoption Association

Note

1.	There are no special interests between any of the candidates and the Company.

2.	Mr. Satoshi Kobayashi, our Chief Executive Officer and Representative Director, beneficially owns more than a majority of the voting power of our outstanding shares.

3.	Masahiro Tominaga and Kiyomitsu Takayama are candidates for Independent Director. As of the conclusion of this General Meeting of Shareholders, Masahiro Tominaga will have served as an Independent Director of the Company for six years, and Kiyomitsu Takayama will have served for four years and five months.

4.	The reasons for nominating the candidates for Independent Director and a summary of the expected roles they would fulfill if elected are as follows:

●	Masahiro Tominaga is being nominated as an Independent Director so that the Company may benefit from his broad insight and extensive experience as a corporate executive.

●	Kiyomitsu Takayama possesses deep knowledge and management experience in foreign-capital companies, and we believe he will provide valuable advice to the Company; thus, he is being nominated as an Independent Director.

5.	The Company has entered into limited liability agreements with Masahiro Tominaga and Kiyomitsu Takayama pursuant to Article 427, Paragraph 1 of the Companies Act of Japan. These agreements limit their liability for damages arising from the failure to perform their duties to the minimum liability amount as prescribed by law. If their reappointments are approved, the Company plans to continue these agreements.

6.	The Company has entered into indemnification agreements with Satoshi Kobayashi, Hiroki Yamamoto, Masahiro Tominaga, and Kiyomitsu Takayama in accordance with Article 430-2, Paragraph 1 of the Companies Act of Japan. These agreements provide for the Company to indemnify them within the scope permitted by laws and regulations for expenses under Item 1 of the same paragraph and losses under Item 2. If their reappointments are approved, the Company intends to continue these indemnification agreements.

7.

Outline of Independent and Officers Liability Insurance Policy

The Company has entered into a directors and officers liability insurance policy as stipulated in Article 430-3, Paragraph 1 of the Companies Act of Japan. The insured persons under this policy include all Directors and Audit & Supervisory Board Members of the Company, and they do not bear the cost of the insurance premiums. The policy covers legal damages and litigation expenses arising from claims for damages made against the insured for acts (including omissions) performed in the course of their duties. Measures, including setting a coverage limit, have been implemented to ensure that the appropriateness of directors’ and officers’ performance of duties is not impaired.